Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of results of operations, financial condition and prospects of Freightos Limited (referred to as “Freightos”, “the Company”, “our company”, “we”, “us” and similar terms) together with (i) our interim unaudited consolidated financial statements for the six months ended June 30, 2024, included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (the “Report”) to which this Operating and Financial Review and Prospects is attached, and (ii) our audited consolidated financial statements and the related notes for the year ended December 31, 2023 appearing in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024 (our “Annual Report”) and “Item 5 – Operating and Financial Review and Prospects” of that Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of our Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Our mission is to expand trade among the people of the world by digitalizing the international shipping industry, reducing the friction that plagues global supply chains.

We operate a leading, vendor-neutral booking and payment platform for international freight. Our global freight booking and payments platforms, Freightos and WebCargo (collectively, the “Platform”), support supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of freight forwarders, and dozens of airlines and ocean carriers. According to the United Nations Conference on Trade and Development (“UNCTAD”), the value of goods traded internationally reached an estimated $23.8 trillion in 2023, representing approximately 23% of global gross domestic product (“GDP”). International trade is facilitated by the third-party logistics market, which, according to logistics research firm Armstrong & Associates, generated 1.2 trillion dollars in revenue in 2023, exceeding pre-pandemic numbers by some 25%.

Despite its size and importance, global freight has not yet undergone a comprehensive digital transformation. Unlike passenger travel, hotels and retail, cross-border freight services remain largely offline, opaque and inefficient. Most international air and ocean shipments involve multiple intermediaries, often with as many as 30 actors and 100 people, communicating across time zones. These manual processes, replicated hundreds of thousands of times each day, typically result in delays, non-binding and inconsistent pricing, and uncertain transit times. Even on major trade lanes, such as Asia to the United States, our research shows that it is common for importers/exporters to wait several days for a spot price quote, and prices often vary by tens of percentage points. Actual prices and transit times are usually not guaranteed and are unpredictable.

The consequences of this dysfunction flow through international freight, supply chains and, ultimately, businesses and consumers everywhere. As a result, consumers pay more for goods, businesses experience reduced margins, and goods remain under or overstocked. The environment also suffers from this lack of efficiency; according to the International Air Transport Association (“IATA”), air cargo holds, for example, were typically about 50% unutilized pre-pandemic, almost doubling greenhouse gas emissions per unit weight of cargo.

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, weather problems, strikes, blockages of trade routes, such as the Suez Canal, and “trade wars.”

We operate our business in two segments. In our Platform segment, we connect Buyers and Sellers of freight services to provide digitalized price quoting, booking, payments and basic shipment management. In our Solutions segment, we provide software tools and data to help industry participants automate their pricing, sales and procurement processes. In addition to driving significant value for companies around the world, our SaaS products encourage adoption of our Platform. Other companies that have successfully deployed SaaS-enabled marketplace strategies include OpenTable, Zenefits and Carta.

Given the size, complexity and conservatism of the international freight industry, it took us a decade to achieve direct digital connections with multiple layers of the industry: carriers, freight forwarders (who are analogous to sophisticated travel agents for goods) and importers/exporters. Around 2020, we achieved a critical mass of airlines offering digital connections, and our Platform reached an inflection point. Since then, we have achieved rapid growth of our gross booking value (“GBV”, also referred to by some as “GMV”), which is equal to the total value of freight services and related services purchased on our Platform. In most cases, freight services are purchased by importers/exporters or by freight forwarders (as purchasers of services, “Buyers”) from carriers or freight forwarders (as sellers of services, “Sellers”) who meet, transact and often pay each other on our Platform.

Our growth in the number of transactions is illustrated by the following graphic (in thousands):

After four years of consistent and predictable rapid transaction growth, we believe we are well positioned to maintain our accelerated growth trajectory and establish ourselves as a leading platform in the years to come. We also believe that our deep technology and broad network provided us with a first mover advantage in the industry and allowed us to distinguish ourselves from our competitors. As the only vendor-neutral, end-to-end digital booking platform, connecting carriers, forwarders and importers/exporters for air and ocean freight, we are uniquely positioned to lead the international freight industry through a digital transformation that has already begun to gain momentum.

Our Business Model

Our Platform is a three-sided marketplace, digitally connecting freight carriers (primarily airlines, and also ocean liners and trucking companies), freight forwarders and importers/exporters. We also provide Solutions including software as a service (“SaaS”) and industry data to help market participants automate and optimize their buying, pricing and selling processes. As more market participants use our Platform, we are able to drive increased efficiencies throughout the highly-fragmented international freight industry.

We derive most of our revenue from (1) transaction fees and service fees through our Platform segment and (2) subscriptions and professional service fees through our Solutions segment, which includes SaaS solutions as well as data offerings such as price indexes. As of the date of this Operating and Financial Review and Prospects, the majority of our revenue is generated from our Solutions segment, but we anticipate that, driven by marketplace growth dynamics and increased monetization across a growing suite of features, our Platform segment will in the long term grow more quickly than our Solutions segment and eventually become our main source of revenue.

Platform Growth Dynamic

Currently, our primary business objective is scaling booking Transactions on our Platform. As our Platform grows and matures, expanding across more regions, carriers and modes, and as we increase value to users, we expect Buyers and Sellers will be willing to pay higher fees for our services, so that revenue growth will follow GBV and transactions growth after some time lag.

Key processes which we use to grow our Platform are:

●	Attracting and retaining Buyers and Sellers, thereby increasing supply and demand, respectively.
●	Adding more types of transactions such as trucking and temperature-controlled goods.
●	Adding more services such as enabling online payments that are reconciled automatically with actual shipment bookings, insurance and customs brokerage.
●	Adding more Buyer-Seller combinations such as interlining and white label sales portals for freight forwarders.
●	Providing benchmark data to increase transparency and optimize pricing for market participants.
●	Delivering SaaS tools to help Sellers automate price quotes, which increases the supply that is available online, and tools to help Buyers organize and expand their online procurement.

Significant Events and Transactions

Business Combination

On May 31, 2022, we entered into a Business Combination Agreement with Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares (“Merger Sub II”), pursuant to which, on the terms and subject to the conditions set forth therein, (i) Merger Sub I merged with and into Gesher, with Gesher surviving as a wholly owned subsidiary of Freightos (the “First Merger”), and (ii) Gesher merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Freightos (the “Second Merger”, and together with the First Merger, the “Business Combination”). Those transactions closed (the “Closing”) on January 25, 2023 (the “Closing Date”).

Pursuant to related transactions, on May 27, 2022, Freightos HK completed a reorganization pursuant to which shareholders of Freightos HK exchanged shares in Freightos HK for shares in Freightos Limited, and Freightos HK became a subsidiary of Freightos Limited.

As a consequence of the Business Combination, the ordinary shares of Freightos, par value $0.00001 per share (the “Freightos Ordinary Shares”) were registered under the Exchange Act and listed on Nasdaq. For more information about the Business Combination, see the section titled “History and Development of the Company” in our Annual Report.

Recent Acquisitions

In August 2024, we acquired all of the shares of Shipsta, a leading freight tender procurement platform used by dozens of Global 1000 enterprises to procure freight at scale from leading freight forwarders and carriers. The acquisition was financed through a combination of cash and equity. The consideration included a cash payment of approximately €4.5 million and the issuance of approximately 640 thousand Freightos Ordinary Shares to a key Shipsta shareholder, subject to adjustment for working capital, and customary holdbacks.

Segment Reporting

We operate under two segments, Platform and Solutions.

Platform Segment

In our Platform segment, we generate revenue from facilitating transactions between Buyers and Sellers on our Platform based on flat fees per transaction and/or fees that are a percentage of transaction value. In addition to freight services, certain ancillary services offered by Sellers, such as insurance and customs brokerage, generate additional revenue. These services often have higher margins than freight services allowing us to generate a higher fee for introducing Buyers. In certain Platform transactions, with respect to U.S. and Canadian customs brokerage transactions only, a Freightos company is the Seller, while in all other cases the Seller is a third party. Buyers typically pay for access to, and the ability to compare, prices, shipping options and historical performance across multiple Sellers. Our services save Buyers time and money with instant freight quoting, convenient online payments through our payment processing partners, and online booking and management tools.

Our Platform revenue has evolved as our Platform grows and matures. In certain cases, Sellers may utilize our Platform without charge for a limited period of time or benefit from other special arrangements. Overall, our operational Platform revenue take rate ranges from zero to approximately 10% of booking value, with an average of approximately 1% during the first half of 2024.

Solutions Segment

In our Solutions segment, we generate revenue through our software-as-a-service offerings, which are typically recurring subscriptions priced per user per month or per site per month, depending on the type of product or based on a negotiated global license. This segment also includes subscriptions to our data products, such as FBX, FAX and custom market pricing data reports, which are priced per unit of time based on the number of users, granularity of data, number of data points and permitted data usage. We also generate some non-recurring revenue, including revenue from professional services such as data ingestion, engineering, customization and setup. SaaS fees are typically collected on a monthly, quarterly or annual basis. Our recently acquired Shipsta business will be accounted for in our Solutions segment.

Go-to-Market Strategy

Our go-to-market strategy focuses on:

●	Carriers: Direct sales.
●	Multinational freight forwarding companies: Direct sales. Depending how centralized the freight forwarder is, this includes either direct sales to headquarters for global rollouts, or “land-and- expand” starting at a country or office level and often supported by marketing efforts.
●	Small/midsize freight forwarding companies: Primarily digital advertising. Many small forwarders start by using our booking portal, which does not require a subscription fee, and then upgrade to paid SaaS.
●	Enterprise shippers: Direct sales, augmented by significant brand marketing, including the marketing benefits of some free data we publish such as the weekly version of the FBX container shipping pricing index.
●	SMB shippers: Inbound marketing, including content marketing, search engine optimization and digital advertising.

We believe that our Platform compares favorably to the majority of marketplaces in other industries due to large transaction sizes and high retention of our business-to-business customers.

Geography

Given the nature of international shipping, we are an international business. Our Solutions revenue is strongest in Europe and North America. Importer/exporter bookings on our Platform are strongest in the United States, where we also have a customs brokerage solution. Our airline bookings on our Platform, which are strongest in Europe and the Middle East air hubs, are now growing fast in the United States, and we have begun to see traction in Asia too. We remain committed to being a truly global resource.

Key financial and operating metrics

Platform Segment

For our Platform segment, which is effectively a marketplace, we believe that certain KPIs are important to help understand our business. We monitor the KPIs listed in the table below to evaluate our Platform business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Certain numbers in the following table are presented on a pro forma basis to reflect the acquisitions of Clearit and 7LFreight, which were acquired during or after the periods presented.

	Q1 2022 PF	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024

	(dollars in thousands)
#Transactions	114,846	150,244	192,330	210,765	229,211	239,427	269,175	286,938	295,604	316,480
GBV	$126,225	$155,343	$159,230	$169,967	$168,701	$154,810	$160,658	$187,545	$192,416	$203,388
#Unique Buyer Users	12,601	14,936	14,938	15,646	16,226	16,438	17,312	17,586	17,992	19,088
#Carriers	31	31	32	35	37	37	39	45	49	51

#Transactions

#Transactions represents the number of bookings for freight services, and related services, placed by Buyers across our Platform with third-party Sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos Platform following the acquisition of 7LFreight. The number of #Transactions in any given time period are net of transactions canceled during the same time period.

Gross Bookings Value

GBV represents the total value of #Transactions, which is the monetary value of freight and related services contracted between Buyers and Sellers on our Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as duties. That is, GBV represents the revenue derived by Sellers from our Platform. GBV is converted to U.S. dollars at the time of each transaction on our Platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume. We believe that this metric reflects the scale of our Platform and our opportunities to generate Platform revenue.

#Unique Buyer Users

#Unique Buyer Users represents the number of individual users placing bookings, typically counted based on unique email logins. The number of Buyers, which counts unique customer businesses, does not reflect the fact that some Buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor #Unique Buyer Users than the number of Buyer businesses.

#Carriers

#Carriers represents the number of unique air and ocean carriers who have been sellers of #Transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo #Transactions as we do not have a direct booking relationship with them. Carriers include ocean LCL consolidators, but excludes trucking carriers.

Solutions Segment

We do not currently utilize supplemental KPIs for our Solutions segment, as we believe revenue provides a good indication of this segment’s performance.

Key Factors Affecting Our Performance

We believe our performance and future success depend on several factors, including those discussed below and in the section of our Annual Report titled “Risk Factors.”

World Trade and Industry Trends

International freight shipping helps to enable world trade, specifically the exchange of goods between countries. We believe that the size of the total addressable market for our Platform is positively correlated with world trade in goods. Since the early 1940s, world trade has increased dramatically in most decades, but the size of our addressable market could contract if world trade is reduced by recession, trade wars, reshoring/nearshoring and other factors. Historical trends indicate that even following major stressors, such as the 2008 financial crisis, global trade has continued to steadily expand, as presented in the following illustration of the global trade of goods by value, which we created from information available from UNCTAD.

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. For example, the third and fourth calendar quarters are typically strong in our industry in the ramp up to the Western peak shopping season, while the first quarter is typically weakest.

Smaller importers/exporters tend to adopt our Platform more readily than larger enterprises. Therefore, our Platform may benefit if niche e-commerce vendors and other SMB importers/exporters continue to flourish, as they have over the past few years, and could potentially be impacted negatively if the industry becomes more consolidated.

We have also observed a trend of more short-term, or spot, bookings for freight services, compared to long-term fixed-price contracts. Our Platform, which focuses on matching Buyers and Sellers for spot transactions, has benefited from this trend.

Shipping Costs

Our GBV is impacted by market rates of air and ocean shipping. Some of our Platform revenue is generated as a percentage of GBV and directly impacted when price levels change, whereas some of our revenue is generated from flat per-transaction fees and not directly impacted by shipping costs, although it’s still impacted by shipping volumes. We believe that lower market rates may attract more small and medium business importers/exporters to our Platform and may therefore increase the volume of transactions on our Platform, partially offsetting lost GBV and revenue as a result of lower market rates.

The following graphic of our FBX01 index illustrates the volatility of an indicative price for shipping a 40- foot container Trans-Pacific from East Asia to North American West Coast. We view the FBX01 index as a bellwether trade lane. The graph from

Freightos Terminal shows clearly the dramatic price increases during the COVID-19 pandemic, the sharp slump due to dropping demand and excess capacity post-COVID, and the increase due to the Red Sea crisis.

Carrier Digitalization

Our Platform is highly dependent on the availability of direct digital connections, known as application programming interfaces (“APIs”), to carriers, which enable instant binding price quotes and bookings. To our knowledge, prior to 2018, no air or ocean carriers had APIs for instant quoting and booking against actual capacity, and price quotes were rarely binding. This is now changing rapidly, first in air cargo transportation and, more recently, in ocean freight transportation.

To some extent, we are able to digitalize freight bookings even when carriers are offline by offering services from freight forwarding companies, without specifying the voyage, but our Platform provides better service and will grow faster if the digitalization of carriers continues.

Growth Strategy

We believe that our market opportunity is immense, and we will continue to invest significantly in scaling across all organizational functions in order to enhance our growth prospects. Our growth depends, in part, on our users’ experience, and we continue to invest heavily in research and development to create a modern, stable, fast-performing, user-friendly Platform. We have successfully introduced new features and capabilities on our Platform and plan to continue to do so. We intend to continue to invest in sales and marketing. We have also leveraged complementary acquisitions to expand our user base and improve our offerings.

We believe that investments in growth will have a strong positive impact on our long-term financial results. We intend to implement a responsible expenditure strategy, limiting our spending and therefore our negative free cash flow, while maintaining high gross profit margins and a goal to achieve positive free cash flow with the cash reserves on hand. The success of our efforts to enhance our long-term potential may be impacted by our competition. For additional information, see the section titled “Business — Competition” in our Annual Report.

Components of Our Results of Operations

Revenue

Platform Revenue

Platform revenue reflects fees charged to Buyers and Sellers in relation to transactions executed on our Platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the Sellers often pay a pre-negotiated flat fee per transaction. When Sellers transact with a Buyer who is a new customer to the Seller, we may charge a percentage of the booking value as a fee. When we handle payments for transactions on our Platform, Buyer and Sellers will typically pay a percentage fee for the payment handling.

Clearit customs brokerage fees are reported in our Platform segment. We charge flat fees for customs brokerage through Clearit, depending on the mode and complexity, and may charge additional fees for ancillary services.

Solutions Revenue

Solutions revenue is primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat all- inclusive subscriptions. Revenue from our

Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and data services for digitizing offline data. We also recognize revenue from data subscriptions, including subscriptions to FBX and FAX indexes, and custom data reports.

Cost of Revenue

Cost of revenue consists primarily of customer service costs, which include salaries of team members directly involved in supporting our Platform and Solutions service delivery, cloud hosting costs, and direct financial costs, such as credit card processing fees and collection costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, third-party hosting costs and third-party software expenses related to development. Research and development costs are expensed as incurred. We make significant investments in research and development to create new product features and launch new products. We believe continued investments in research and development are important to achieve our strategic goals. As a result, we expect research and development expenses to increase in future periods.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of expenses related to personnel-related costs, including sales commissions and travel, which we expense as incurred, and advertising and marketing activities, including external public relations, trade shows, content and search engine optimization service providers. We make significant investments in sales and marketing to grow our business, including finding and acquiring new clients and driving brand awareness.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses attributable to our finance, legal, human resources and operations functions. General and administrative expenses also include costs related to outside consulting, legal and accounting services, rent and insurance. We expect to continue to invest in our corporate infrastructure and to incur additional expenses associated with operating as a public company, including legal and accounting costs, investor relations costs, insurance premiums and compliance costs.

Share listing expense

Share-listing expense consists of a one-time, non-cash, share-based expense, calculated based on the excess of the fair value of shares and warrants issued by the Company to public investors over the identifiable net assets of Gesher that were acquired.

Transaction-Related Costs

Transaction Related Costs consist primarily of consulting and professional expenses related to the Business Combination that was signed in May 2022 and closed in January 2023.

Change in fair value of warrants

Change in fair value of warrants consists of changes in the fair value of the Company’s public warrants (the “Freightos Warrants”) that were issued as part of the Business Combination and are traded under the symbol “CRGOW”.

Finance Income

Finance income consists primarily of interest income on bank deposits and investments, changes in the fair value of contingent consideration and hedging income.

Finance Expenses

Finance expenses consist primarily of hedging expenses, financial expenses on severance provision, interest expense in respect of our lease liabilities, bank charges and foreign exchange rate differences, net.

Income Taxes

Income taxes consist primarily of income taxes attributable to our subsidiaries in Spain and the Palestinian Authority, which have been profitable in recent years, and, to a limited extent, certain other jurisdictions. Tax benefits consist mainly of an increase in deferred tax assets attributable to our subsidiaries in the US. Our subsidiaries in Hong Kong and Israel have accumulated significant carry-forward losses for tax purposes in past years, for which we do not recognize deferred tax assets because the utilization of such assets in the foreseeable future is not probable. As we expand our international business activities, any changes in the tax regime of the jurisdictions in which we operate may increase our overall provision for income taxes in the future.

Six months ended June 30, 2024, compared with the six months ended June 30, 2023

Results of Operations

The following tables summarizes Freightos’ historical results of operations for the six months ended June 30 2024 and 2023:

	Six months ended June 30,
(dollars in thousands)	2024	2023
Revenue	$11,013	$9,916
Cost of revenue	3,989	4,188
Gross profit	7,024	5,728
Operating expenses:
Research and development	4,901	6,014
Selling and marketing	6,829	7,081
General and administrative	5,342	6,079
Share listing expense	—	46,717
Transaction-related costs	—	3,703
Total operating expenses	17,072	69,594
Operating loss	(10,048)	(63,866)
Change in fair value of warrants	(1,040)	7,404
Finance income	1,275	1,690
Finance expenses	(137)	(223)
Financing income (expenses), net	1,138	1,467
Loss before taxes on income	(9,950)	(54,995)
Income taxes (tax benefit), net	(20)	3
Loss	$(9,930)	$(54,998)

Revenue

	Six months ended June 30,
(in thousands, except for percentages)	2024	2023	Change $	Change %
Platform	$3,872	$3,465	$407	12%
percentage of total revenue	35%	35%
Solutions	$7,141	$6,451	$690	11%
percentage of total revenue	65%	65%
Total revenue	$11,013	$9,916	$1,097	11%

Comparison of the Six Months Ended June 30 2024 and 2023

Revenue increased by $1.1 million, or 11%, to $11.0 million for the six months ended June 30, 2024, compared to $9.9 million for the six months ended June 30, 2023.

Platform revenue increased by $0.4 million, or 12%, to $3.9 million for the six months ended June 30, 2024, compared to $3.5 million for the six months ended June 30, 2023. The increase reflected growth of air cargo digital bookings and was primarily a result of an increase in GBV and the number of transactions..GBV growth stems mostly from the recovery in freight rates in the first quarter of 2024, and the sustained high freight rates in the second quarter of 2024, that continue to be driven by the Red Sea Crisis and the subsequent modal shift to air cargo.

Solutions revenue increased by $0.7 million, or 11%, to $7.1 million for the six months ended June 30, 2024, compared to $6.5 million for the six months ended June 30, 2023. The increase was primarily as a result of strong customer acquisition resulting in an increase in revenue from SaaS solutions as well as in Freightos Terminal data subscriptions during the six months ended June 30, 2024.

Cost of Revenue

	Six months ended June 30,
(in thousands, except for percentages)	2024	2023	Change $	Change %
Cost of revenue	$3,989	$4,188	$(199)	(5)%
Total gross margins	64%	58%

Comparison of the Six Months Ended June 30, 2024 and 2023

Cost of revenue decreased by $0.2 million, or 5%, to $4.0 million for the six months ended June 30, 2024, compared to $4.2 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease of $0.3 million in labor costs as a result of the reorganization of the Company that was implemented in July 2023, which reduced our workforce, offset, in part, by an increase of $0.1 million in depreciation and amortization expenses.

Research and Development

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Research and development	$4,901	$6,014	$(1,113)	(19)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Research and development expenses decreased by $1.1 million, or 19%, to $4.9 million for the six months ended June 30, 2024, compared to $6.0 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease of $0.9 million in labor costs as a result of the reorganization of the Company that was implemented in July 2023, which reduced our workforce, and a decrease of $0.1 million in human resources expenses.

Selling and Marketing

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Selling and marketing	$6,829	$7,081	$(252)	(4)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Selling and marketing expenses decreased by $0.3 million, or 4%, to $6.8 million for the six months ended June 30, 2024, compared to $7.1 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in labor expenses of $0.3 million as a result of the reorganization of the Company that was implemented in July 2023, which reduced our workforce, and a decrease in digital advertising of $0.5 million, offset, in part, by an increase of $0.1 million in share based compensation expense and an increase non-cash marketing and promotion expense related to issuing shares to airlines as part of our Digital Air Cargo Council of $0.4 million.

General and Administrative

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
General and administrative	$5,342	$6,079	$(737)	(12)%

Comparison of the Six Months Ended June 30, 2024 and 2023

General and administrative expenses decreased by $0.7 million, or 12%, to $5.3 million for the six months ended June 30, 2024, compared to $6.1 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in labor expenses of $0.7 million (related to our reorganization implemented in July 2023, which reduced our workforce), a decrease in consulting expenses of $0.4 million, a decrease in directors and officers’ insurance premiums of $0.3 million and a decrease in bad debt expenses of $0.2 million, partially offset by the difference in the change in fair value of contingent consideration of $0.6 million (mainly related to the acquisition of Clearit ) and an increase of $0.3 million in share-based compensation expense.

Share-Listing Expenses

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Share listing expense	$—	$46,717	$(46,717)	(100)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Share listing expense decreased by $46.7 million or 100% to $0.0 million for the six months ended June 30, 2024, compared to $46.7 million for the six months ended June 30, 2024 related to non-recurring, non-cash, share-based listing expense incurred in connection with the Business Combination that was completed in January 2023.

Transaction-Related costs

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Transaction-related costs	$—	$3,703	$(3,703)	(100)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Transaction-related costs decreased by $3.7 million, or 100%, to $0.0 million for the six months ended June 30, 2024, compared to $3.7 million for the six months ended June 30, 2023 due to the costs incurred in connection with the Business Combination that was completed in January 2023.

Change in Fair Value of Warrants

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Change in fair value of warrants	$(1,040)	$7,404	$(8,444)	(114)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Change in fair value of warrants decreased by $8.4 million, or 114%, in the six months ended June 30, 2024, as the fair value of our outstanding warrants decreased by $1.0 million in the six months ended June 30, 2023, compared to an increase in the fair value of the warrants by $7.4 million for the six months ended June 30, 2023.

Finance Income

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Finance income	$1,275	$1,690	$(415)	(25)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Finance income decreased by $ 0.4 million, or 25%, to $1.3 million for the six months ended June 30, 2024, compared to $1.7 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in change in fair value of contingent consideration of $0.3 million and a decrease in interest on bank deposits of $0.2 million.

Finance Expenses

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Finance expenses	$(137)	$(223)	$86	(39)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Finance expenses decreased by $0.1 million, or 39%, to $0.1 million for the six months ended June 30, 2024, compared to $0.2 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease in exchange rate difference of $0.2 million offset, in part, by an increase in hedging expenses of $0.1 million.

Income taxes (tax benefit), net

	Six months ended June 30,
(in thousands, except for percentage)	2024	2023	Change $	Change %
Income taxes (tax benefit), net	$(20)	$3	$(23)	(767)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Income taxes were essentially even for the six months ended June 30, 2024 compared to income taxes for the six months ended June 30, 2023.

Non-IFRS Financial Measures

Our management team uses loss before income taxes, finance income, finance expenses, change in fair value of warrants, share-based payment expense, depreciation & amortization, share listing expenses, non-recurring expenses, change in the fair value of contingent consideration, operating expense settled by issuance of shares and transaction related costs (“Adjusted EBITDA”), a non-IFRS financial measure, to evaluate our operating performance and make strategic decisions. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies.

However, Adjusted EBITDA is presented for supplemental information purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

The following table provides a reconciliation of loss to Adjusted EBITDA for the time periods presented:

	Six Months Ended
	June 30,
(dollars in thousands)	2024	2023
Loss	$(9,930)	$(54,998)
Income taxes (tax benefit)	(20)	3
Finance income	(1,275)	(1,690)
Finance expenses	137	223
Change in fair value of warrants	1,040	(7,404)
Operating loss	(10,048)	(63,866)
Share-based payment expense	1,594	1,128
Depreciation and amortization	1,410	1,362
Share listing expense	—	46,717
Non-recurring expenses	—	499
Transaction-related costs	—	3,703
Changes in the fair value of contingent consideration	—	(642)
Operating expense settled by issuance of shares	351	—
Adjusted EBITDA	$(6,693)	$(11,099)

Comparison of the Six Months Ended June 30, 2024 and 2023

Adjusted EBITDA increased by $4.4 million, or 40%, to $(6.7) million for the six months ended June 30, 2024, compared to $(11.1) million for the six months ended June 30, 2023. Adjusted EBITDA increased primarily due to a decrease in loss in the first half of 2024 and the difference in change in fair value of warrants, offset, in part, by there not being any adjustment for share listing expense or transaction related costs in the first half of 2024, as opposed to the first half of 2023.

Liquidity and Capital Resources

Current Liquidity Status and Capital Requirements

Our cash, cash equivalents, bank deposits and short-term investments were $47.4 million as of June 30, 2024, a decrease of $4.3 million, compared to $51.7 million as of December 31, 2023. In addition, we had restricted deposits to secure payments to airlines, to support currency hedging activity, a bank guarantee and credit cards, that amounted to $1.6 million in the aggregate as of each of June 30, 2024 and December 31, 2023.

The development and commercialization of our Platform and Solutions segments will continue to require substantial expenditures and we are reliant upon continued investments from existing and new shareholders to fund operations.

Our primary requirements for liquidity and capital resources are to finance research and development and selling and marketing expenses that drive growth, as well as improve working capital, capital expenditures and general corporate purposes.

Our capital expenditures consist primarily of computers, peripheral equipment and leasehold improvements from time to time on our leased offices. Capital expenditures were $0.02 million for the six months ended June 30, 2024, compared to $0.1 for the six months ended June 30, 2023.

Sources of Financing

Since our inception, we have financed our operations primarily through equity financing.

In March 2021, we issued 4,178,094 Series C preferred shares for an aggregate amount of $26.4 million. In January 2023, we raised approximately $82.4 million in connection with the Closing of the Business Combination, after expenses.

We may receive proceeds from the exercise of our outstanding Freightos Warrants (each of which is generally exercisable for $11.50 per share). However, given the recent price volatility of Freightos Ordinary Shares and relative lack of liquidity in our stock, there is no certainty that warrant holders will exercise their warrants and, accordingly, we may not receive any proceeds in respect of our outstanding warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of Freightos Ordinary Shares. If the market price for our Freightos Ordinary Shares is lower than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As a result, we do not expect to rely on the cash exercise of Freightos Warrants to fund our operations and cannot depend on such proceeds to support working capital and capital expenditure requirements for the next twelve months. We will continue to evaluate the probability of Freightos Warrant exercises and the merit of including potential cash proceeds from the exercise of the Freightos Warrants in future liquidity projections. We currently expect to rely on the sources of funding described in this Operating and Financial Review and Prospects, and any future financings, if available on reasonable terms or at all. As of September 16, 2024, the closing price of our Freightos Ordinary Shares was $1.40 per share.

Despite the possibility that Freightos Warrant holders may choose not to exercise their Freightos Warrants for so long as the Freightos Warrants remain out-of-the money, we believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

Our ability to raise additional funds via future equity financings may be negatively impacted by the large number of Freightos Ordinary Shares and Freightos Warrants that may be resold by certain of our securityholders (the “Selling Securityholders”) on an ongoing basis pursuant to a registration statement on Form F-3 (SEC File No. 333-280302) (the “Resale Registration Statement”). Those securities registered for resale represent approximately 65.9% of the outstanding Freightos Ordinary Shares as of the date of this Operating and Financial Review and Prospects, assuming the exercise of all Freightos Warrants. Given the substantial number of Freightos Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement, the sale of shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders intend to sell such a large number of shares, could increase the volatility of the market price of the Freightos Ordinary Shares or result in a significant decline in it, even if our business is doing well. That, in turn, could harm the prevailing market price of the Freightos Ordinary Shares, thereby making it more difficult for us to sell equity securities at a time and at a price (and upon other terms) that we deem appropriate or acceptable.

In addition, if we would opt for debt financing (or, in certain cases, equity financing), if available, that may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in “Item 3.D– Risk Factors” included in our Annual Report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(in thousands)	2024	2023
Net cash used in operating activities	$(4,505)	$(18,809)
Net cash provided by (used in) investing activities	5,508	(51,470)
Net cash provided by (used in) financing activities	(108)	73,272
Exchange differences on balances of cash and cash equivalents	(59)	(191)
Increase in cash and cash equivalents	$836	$2,802

Net Cash Used In Operating Activities

Six months ended June 30, 2024, compared with six months ended June 30, 2023

Net cash used in operating activities was $4.5 million for the six months ended June 30, 2024, a decrease of $14.3 million compared to the net cash used in operating activities of $18.8 million for the six months ended June 30, 2023. The decrease primarily resulted from a decrease in loss of $45.1 million, as well as the difference of $8.4 million in change in fair value of warrants from a non-cash gain of $7.4 million in the six months ended June 30, 2023 to a non-cash loss of $1.0 million in the six months ended June 30, 2024, the decrease in non-cash gain from changes in the fair value of contingent consideration of $0.9 million, the increase in non-cash share-based compensation of $0.5 million, the decrease in non-cash finance income, net of $2.0 million, and the net difference of $3.9 million in the changes in asset and liability items, all of which were offset in part by the decrease in non-cash share-listing expense of $46.7 million.

Net Cash Provided By (Used In) Investing Activities

Six months ended June 30, 2024, compared with six months ended June 30, 2023

Net cash provided by investing activities was $5.5 million for the six months ended June 30, 2024, an increase of $57.0 million, compared to the net cash used in investing activities of $51.5 million for the six months ended June 30, 2023. The increase primarily resulted from: a withdrawal of a short term investment, which provided $11.5 million of cash in the first six months of 2024; an investment in a short term investment that used $30.9 million of cash during the six months ended June 30, 2023; and a decrease in investment in short- term bank deposits of $14.0 million from the first six months of 2023 to the first six months of 2024, which increased net cash provided by investing activities by that amount.

Net Cash Provided By (Used In) Financing Activities

Six months ended June 30, 2024, compared with six months ended June 30, 2023

Net cash used in financing activities was $0.1 million for the six months ended June 30, 2024, a decrease of $73.4 million, compared to the net cash provided by financing activities of $73.3 million for the six months ended June 30, 2023. The decrease primarily resulted from a decrease in proceeds from the issuance of share capital and warrants of $76.0 million, which had been realized in connection with Business Combination in the first six months of 2023 but not the first six months of 2024, offset, in part, by the repayment of short-term bank loan and credit of $2.5 million, which used that amount of cash in the first six months of 2023 (but was not repeated in the first six months of 2024).

Contractual Obligations and Other Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements. In addition, we may pay the sellers of Clearit up to $1.0 million, subject to the Clearit business achieving certain operating and financial milestones in 2024. As of June 30, 2024 the fair value of this contingent consideration was $0.0 million.

As of June 30, 2024 Freightos has contractual, undiscounted lease liabilities of $1.0 million, as shown in the below table:

(dollars in thousands)
Remainder of 2024	294
2025	481
2026	245
Total	$1,020

Off-Balance Sheet Arrangements

As of June 30, 2024, we had outstanding unfulfilled orders placed with our Platform Sellers of approximately $0.7 million (compared to $0.5 million as of December 31, 2023) for which Buyers’ funds were not yet collected and, therefore, no liability was recorded in our financial statements. These amounts will be recorded as liabilities once the shipments are delivered, at which time we will also record receivables from the respective Buyers.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our audited consolidated financial statements in our Annual Report and Note 2c to our interim unaudited consolidated financial statements, included in Exhibit 99.1 to the Report.